Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement

dated September 6, 2019

Registration No. 333-215654

Pinnacle Financial Partners, Inc.

$300,000,000

4.125% Fixed-to-Floating Rate Subordinated Notes due 2029

Term Sheet

Issuer:	Pinnacle Financial Partners, Inc. (the “Company”)

Security:	4.125% Fixed-to-Floating Rate Subordinated Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$300,000,000

Published Credit Ratings:

BBB by Kroll Bond Rating Agency, Inc.

A- by Egan-Jones Rating Company

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	September 6, 2019

Settlement Date:	September 11, 2019 (T + 3)

Final Maturity Date (if not previously redeemed):	September 15, 2029

Coupon:	4.125% per annum, from and including the Settlement Date, to but excluding September 15, 2024, payable semi-annually in arrears. From and including September 15, 2024 to, but excluding the maturity date or earlier redemption date, a floating per annum rate equal to then-current three-month LIBOR (as defined in the preliminary prospectus supplement under “Description of the Notes — Interest”), provided, however, that in the event then-current three-month LIBOR is less than zero, then-current three-month LIBOR shall be deemed to be zero, plus 277.5 basis points, payable quarterly in arrears. See “Description of the Notes—Effect of Benchmark Transition Event” contained in the preliminary prospectus supplement, which describes how the coupon payments following September 15, 2024 would be determined by reference to a different base rate (which is currently expected to be Term SOFR, as defined in the preliminary prospectus supplement) than three-month LIBOR following the occurrence of a Benchmark Transition Event, as defined in the preliminary prospectus supplement under “Description of the Notes—Effect of Benchmark Transition Event”.

Interest Payment Dates:	Interest on the Notes will be payable on March 15 and September 15 of each year through, but not including, September 15, 2024, and quarterly thereafter on March 15, June 15, September 15 and December 15 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on March 15, 2020.

Record Dates:	The 15th day immediately preceding the applicable interest payment date.

Day Count Convention:	30/360 to but excluding September 15, 2024, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of September 15, 2024 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to September 15, 2024, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) an amendment or change or prospective amendment or change in law occurs, or an administrative or judicial action is announced or taken or there is an amendment to or change in any official position or interpretation with respect to, an administrative or judicial action or a law or regulation that differs from the previously generally accepted position or interpretation, in each case that, as a result of which, there is more than an insubstantial risk that interest payable by us on the Notes will not be deductible by us, in whole or in part, for United States federal income tax purposes, (ii) a subsequent event occurs that, as a result of which, there is more than an insubstantial risk that the Company would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use approximately $218.8 million of the net proceeds of this offering to redeem certain of the Company’s subordinated notes, including approximately $88.8 million aggregate principal amount of outstanding subordinated notes as of June 30, 2019 issued by the Company (or bank holding companies that have been merged with and into the Company) following the closing of this offering and $130.0 million aggregate principal amount of outstanding subordinated notes issued by Pinnacle Bank after such notes become eligible for redemption on July 30, 2020. The redemption of the $130.0 million of subordinated notes issued by Pinnacle Bank is subject to the Company’s receipt of all necessary regulatory permission for such redemption, which the Company has not yet sought, and the Company’s ultimate determination to redeem such notes after they become eligible for redemption. Pinnacle Bank is under no obligation to redeem these subordinated notes.

Price to Public:	100.00%

Underwriters’ Discount:	1.00% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$297,000,000

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•  will rank junior in right of payment and upon the Company’s liquidation to any of its existing and all future Senior Debt, all as described under “Description of the Notes” in the preliminary prospectus supplement;

•  will rank junior in right of payment and upon the Company’s liquidation to any of its existing and all of its future general creditors;

•  will rank equal in right of payment and upon the Company’s liquidation with any of its existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•  will rank senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures issued to the Company’s capital trust subsidiaries and (ii) any of its indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•  will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of its subsidiaries, including without limitation Pinnacle Bank’s depositors, liabilities to general and trade creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2019, on a consolidated basis, the Company’s liabilities totaled approximately $22.36 billion, which includes approximately $19.45 billion of deposit liabilities, approximately $2.91 billion of other borrowings, which include $1.96 billion of Federal Home Loan Bank advances, approximately $209.0 million of subordinated notes issued by the Company (or bank holding companies that have been merged with and into the Company), $130.0 million of subordinated notes issued by Pinnacle Bank and $133.0 million of trust preferred securities and accompanying junior subordinated debentures, and approximately $490.0 million of other liabilities. Except for approximately $133.0 million of junior subordinated debentures and associated trust preferred securities (which rank junior in right of payment and upon liquidation to the Notes) and approximately $209.0 million of subordinated notes (which rank equal in right of payment and upon liquidation to the Notes) issued by the Company (or bank holding companies that have been merged with and into the Company) all of these liabilities are contractually or structurally senior to the Notes. The Company also has a $75.0 million revolving credit facility with U.S. Bank, National Association which had no amounts outstanding as of June 30, 2019. Any borrowings under the revolving credit facility would rank senior to the Notes.

CUSIP/ISIN:	72346Q AC8 / US72346QAC87

Book Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Manager:	Piper Jaffray & Co.

We expect that delivery of the Subordinated Notes will be made against payment for the Subordinated Notes on or about Settlement Date indicated above, which will be the third business day following the trade date of September 6, 2019 (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinated Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.

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